Exhibit 3.1

SECOND AMENDMENT TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

EVE MOBILITY ACQUISITION CORP

ADOPTED BY SPECIAL RESOLUTION ON 10 JUNE 2024

EVE MOBILITY ACQUISITION CORP, a Cayman Islands exempted company (CRN: 373362) organized under the Companies Act (as amended) of the Cayman Islands (Company), does hereby certify as follows:

1.	The name of the Company is Eve Mobility Acquisition Corp. The Company’s original memorandum and articles of association were filed with the General Registry of the Cayman Islands on 23 March 2021, as amended by the Amended and Restated Articles of Association on 3 December 2021 (effective 14 December 2021) by Special Resolution (as defined below), and further amended by the first amendment to the amended and restated articles of association on 14 June 2023, by Special Resolution (Articles).

2.	This second amendment further amends the Articles (Second Amendment).

3.	This Second Amendment was duly adopted by special resolution (Special Resolution) of the shareholders of the Company (Shareholders), being the affirmative vote of holders of at least two-thirds of the ordinary shares of the Company present and entitled to vote at a general meeting of the Shareholders, held on 10 June 2024, at which a quorum of the Shareholders was present.

4.	The text of Article 49.7 of the Articles is hereby amended and restated to read in its entirety as follows:

“49.7 In the event that the Company does not consummate a Business Combination on or before (i) December 17, 2024 or (ii) June 17, 2025, in the event that the Directors resolve by resolutions of the Board, to extend the amount of time to complete a Business Combination for up to six (6) times for an additional one (1) month each time, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;
(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and
(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

[Signature page follows]

IN WITNESS WHEREOF, EVe Mobility Acquisition Corp has caused this Second Amendment to the Amended and Restated Memorandum and Articles of Association of EVe Mobility Acquisition Corp to be duly executed in its name and on its behalf by an authorized officer as of 10 June, 2024.

EVE MOBILITY ACQUISITION CORP

By:	/s/ Khairul Azmi Bin Ismaon
Name:	Khairul Azmi Bin Ismaon
Title:	Chief Executive Officer